SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

OvaScience, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

69014Q101
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/    /  Rule 13d-1(b)
/    /  Rule 13d-1(c)
/X/  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 422,800 shares, which constitutes approximately 2.3% of the total number of shares outstanding.  All ownership percentages set forth herein assume that there are 18,231,548 shares outstanding.

CUSIP No. 69014Q101

1.     Name of Reporting Person:

           BBT Fund, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Cayman Islands

                         5.     Sole Voting Power:  253,680 (1)
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  253,680 (1)
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          253,680

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 1.4%

12.     Type of Reporting Person: PN
--------------
(1)  Power is exercised by its investment adviser, BBT Capital Management, LLC, pursuant to the terms of an Investment Advisory and Management Agreement.

CUSIP No. 69014Q101

1.     Name of Reporting Person:

           BBT Master Fund, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Cayman Islands

                         5.     Sole Voting Power:  169,120 (1)
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  169,120 (1)
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          169,120

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 0.9%

12.     Type of Reporting Person: PN
--------------
(1)  Power is exercised by its investment adviser, BBT Capital Management, LLC, pursuant to the terms of an Investment Advisory and Management Agreement.

Pursuant to Rule 13d 2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated February 12, 2013 (the "Schedule 13G"), relating to the Common Stock, par value $0.001 per share  (the "Stock"), of Ovascience, Inc. (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 4 is hereby amended and restated in its entirety as follows:

Item 4.     Ownership.

(a) - (b)

Reporting Persons

BBT Fund

The aggregate number of shares of the Stock that BBT Fund owns beneficially, pursuant to Rule 13d-3 of the Act, is 253,680, which constitutes approximately 1.4% of the outstanding shares of the Stock.

BBT Master Fund

The aggregate number of shares of the Stock that BBT Master Fund owns beneficially, pursuant to Rule 13d-3 of the Act, is 169,120, which constitutes approximately 0.9% of the outstanding shares of the Stock.

Controlling Persons

BBT Genpar

Because of its position as the managing general partner of BBT Fund, BBT Genpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 253,680 shares of the Stock, which constitutes approximately 1.4% of the outstanding shares of the Stock.

BBT-FW

Because of its position as the sole general partner of BBT Genpar, BBT-FW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 253,680 shares of the Stock, which constitutes approximately 1.4% of the outstanding shares of the Stock.

BBT Master Genpar

Because of its position as the managing general partner of BBT Master Fund, BBT Master Genpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 169,120 shares of the Stock, which constitutes approximately 0.9% of the outstanding shares of the Stock.

BBT Master FW

Because of its position as the sole general partner of BBT Master Genpar, BBT Master FW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 169,120 shares of the Stock, which constitutes approximately 0.9% of the outstanding shares of the Stock.

BBTCM

Pursuant to an Investment Advisory and Management Agreement with each of BBT Fund and BBT Master Fund, BBTCM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 422,800 shares of the Stock, which constitutes approximately 2.3% of the outstanding shares of the Stock.

Bass

Because of his positions as (i) the sole director and President of BBT-FW, (ii) the sole director and President of BBT Master FW and (iii) the member and President of BBTCM, Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 422,800 shares of the Stock, which constitutes approximately 2.3% of the outstanding shares of the Stock.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Persons

BBT Fund

Acting through its investment adviser, BBT Fund has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 253,680 shares of the Stock.

BBT Master Fund

Acting through its investment adviser, BBT Master Fund has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 169,120 shares of the Stock.

Controlling Persons

BBT Genpar

BBT Genpar has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

BBT-FW

BBT-FW has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

BBT Master Genpar

BBT Master Genpar has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

BBT Master FW

BBT Master FW has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

BBTCM

Pursuant to an Investment Advisory and Management Agreement with each of BBT Fund and BBT Master Fund, BBTCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 422,800 shares of the Stock.

Bass

Bass has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Item 5 is hereby amended and restated in its entirety as follows:

Item 5.     Ownership of Five Percent or Less of a Class.

The Reporting Persons have ceased to be the beneficial owners of five percent or more of the outstanding shares of the Stock.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:     February 5, 2014

BBT FUND, L.P.

By: BBT Genpar, L.P., managing general partner

  By:   BBT-FW, Inc., general partner

     By: /s/ William O. Reimann
           William O. Reimann, Vice President

BBT MASTER FUND, L.P. By: BBT Master Genpar, L.P., managing general partner By: BBT Master FW, Inc., general partner By: /s/ William O. Reimann William O. Reimann, Vice President